

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 22, 2018

<u>Via E-mail</u>
James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re: Armour Residential REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-34766**

Dear Mr. Mountain:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Wilson K. Lee
>
> Wilson K. Lee
> Senior Staff Accountant
> Office of Real Estate and
> Commodities